Exhibit 99.1

Second Quarter 2022 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2022 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Second Quarter 2022 Report to Shareholders, including our unaudited interim financial statements for the period ended April 30, 2022, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Second Quarter 2022 Report to Shareholders on the Investor Relations page of www.scotiabank.com

Second Quarter 2022 Highlights on a Reported Basis	Second Quarter 2022 Highlights on an Adjusted Basis(1)
(versus Q2, 2021)	(versus Q2, 2021)

• Net income of $2,747 million, compared to $2,456 million	• Net income of $2,765 million, compared to $2,475 million

• Earnings per share (diluted) of $2.16, compared to $1.88	• Earnings per share (diluted) of $2.18, compared to $1.90

• Return on equity(2) of 16.2%, compared to 14.8%	• Return on equity of 16.4%, compared to 14.9%

TORONTO, May 25, 2022 – Scotiabank reported second quarter net income of $2,747 million compared to $2,456 million in the same period last year. Diluted earnings per share (EPS) were $2.16, compared to $1.88 in the same period a year ago.

Adjusted net income(1) for the second quarter was $2,765 million and EPS was $2.18, up from $1.90 last year. Adjusted return on equity was 16.4% compared to 14.9% a year ago.

“We are pleased with the very strong EPS growth of 15% and a return on equity of 16.4%. Continued loan growth of 13%, an improving net interest margin, strong customer balance sheets, combined with prudent expense management, positions the Bank well to grow its earnings” said Brian Porter, President and CEO of Scotiabank.

Canadian Banking earnings grew 27% compared to the prior year. Results were underpinned by higher revenues, driven by robust mortgage and commercial loan growth, strong fee income, lower provision for credit losses, and the sixth consecutive quarter of positive operating leverage.

International Banking earnings continued its strong recovery exceeding $600 million this quarter. This was driven by robust mortgage and commercial loan growth, expanding margin and continued improvement in fee income that resulted in revenue growing at 4%, while generating positive operating leverage and lower provision for credit losses.

Global Wealth Management earnings grew 9% driven by higher brokerage revenues, mutual fund fees, and net interest income supported by strong loan and deposit growth.

Global Banking and Markets delivered earnings of $488 million. Strong revenue and loan growth in the corporate and investment banking business, was partially offset by lower capital markets revenue reflecting market conditions.

The Bank remains well capitalized with a Common Equity Tier 1 capital ratio(3) of 11.6%. Strong internal capital generation positions the Bank to continue to grow in line with its strategic objectives, while returning capital to shareholders. The Bank announced a quarterly dividend increase of 3 cents.

“I am proud of the many recognitions Scotiabank received this quarter, most notably, the award for Best Use of Technology for Customer Experience Overall in The Digital Banker’s 2022 Global Digital CX Banking Awards. This award reinforces the Bank’s momentum in innovating, digitizing and modernizing our organization to meet our customers’ evolving needs” said Brian Porter. “Scotiabank also continues to demonstrate leadership as a top employer, recently winning a third consecutive recognition as one of the Best Workplaces in Canada by the Great Place to Work Institute. And we are reinforcing our commitment to advancing the inclusion of women and creating a more equitable and diverse workplace, earning a top spot in The Globe and Mail’s 2022 Women Lead Here list, which recognizes best-in-class executive gender diversity amongst Canadian corporations.”

(1) Refer to Non-GAAP Measures section on page 6.

(2) Refer to page 51 of the Management’s Discussion & Analysis in the Bank’s Second Quarter 2022 Report to Shareholders, available on www.sedar.com, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

Scotiabank Second Quarter Press Release 2022   1

Financial Highlights

Reported Results	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)($ millions)	2022	2022	2021	2022	2021
Net interest income	$4,473	$4,344	$4,176	$8,817	$8,527
Non-interest income	3,469	3,705	3,560	7,174	7,281

Total revenue	7,942	8,049	7,736	15,991	15,808
Provision for credit losses	219	222	496	441	1,260
Non-interest expenses	4,159	4,223	4,042	8,382	8,250
Income tax expense	817	864	742	1,681	1,444

Net income	$2,747	$2,740	$2,456	$5,487	$4,854

Net income attributable to non-controlling interests in subsidiaries	78	88	90	166	180

Net income attributable to equity holders of the Bank	$2,669	$2,652	$2,366	$5,321	$4,674
Preferred shareholders and other equity instrument holders	74	44	77	118	120
Common shareholders	$2,595	$2,608	$2,289	$5,203	$4,554

Earnings per common share (in dollars)
Basic	$2.16	$2.15	$1.89	$4.32	$3.76
Diluted	$2.16	$2.14	$1.88	$4.30	$3.74

Business Segment Review

Canadian Banking

Q2 2022 vs Q2 2021

Net income attributable to equity holders was $1,179 million, compared to $927 million. Adjusted net income attributable to equity holders was $1,183 million, an increase of $252 million or 27%. The increase was due primarily to higher revenues and lower provision for credit losses, partly offset by higher non-interest expenses.

Q2 2022 vs Q1 2022

Net income attributable to equity holders decreased $22 million or 2%. The decrease was due primarily to higher non-interest expenses and provision for credit losses, partly offset by higher revenues.

Year-to-date Q2 2022 vs Year-to-date Q2 2021

Net income attributable to equity holders was $2,380 million, compared to $1,838 million. Adjusted net income attributable to equity holders was $2,388 million, an increase of $542 million or 29%. The increase was due primarily to higher revenues and lower provision for credit losses, partly offset by higher non-interest expenses.

International Banking

Q2 2022 vs Q2 2021

Net income attributable to equity holders was $605 million, compared to $420 million. Adjusted net income attributable to equity holders was $613 million, an increase from $429 million. This increase was driven by lower provision for credit losses, lower non-interest expenses, and higher revenues, partially offset by the negative impact of foreign currency translation.

Q2 2022 vs Q1 2022

Net income attributable to equity holders increased $60 million or 11% from $545 million. Adjusted net income attributable to equity holders increased $61 million or 11%, compared to $552 million last quarter. This was due largely to lower income taxes, lower non-interest expenses, and higher revenues.

Year-to-date Q2 2022 vs Year-to-date Q2 2021

Net income attributable to equity holders was $1,150 million, an increase of $341 million. Adjusted net income attributable to equity holders was $1,165 million, an increase of $338 million. This increase was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues, higher income taxes and the negative impact of foreign currency translation.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP measures section on page 6). The Bank believes that reporting in constant dollar is useful for readers to understand business performance without the impact of foreign currency.

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Q2 2022 vs Q2 2021

Net income attributable to equity holders was $605 million, compared to $403 million. Adjusted net income attributable to equity holders increased to $613 million from $411 million. This increase was driven by lower provision for credit losses and higher revenues, partially offset by higher income taxes.

Q2 2022 vs Q1 2022

Net income attributable to equity holders increased by $58 million or 10% from $547 million. Adjusted net income attributable to equity holders increased by $58 million or 10%, compared to $555 million last quarter. This was due to lower non-interest expenses, income taxes, and provision for credit losses, partially offset by lower revenues.

Year-to-date Q2 2022 vs Year-to-date Q2 2021

Net income attributable to equity holders was $1,150 million, an increase of $387 million. Adjusted net income attributable to equity holders was $1,165 million, up $386 million. This increase was due to lower provision for credit losses, higher revenues, and lower non-interest expenses, partially offset by higher income taxes.

Global Wealth Management

Q2 2022 vs Q2 2021

Net income attributable to equity holders was $407 million, an increase of $35 million or 9%. The increase is due primarily to higher net interest income, brokerage revenues, and mutual fund fees.

Q2 2022 vs Q1 2022

Net income attributable to equity holders decreased $5 million or 1%. Higher net interest income and lower expenses were offset by lower mutual fund fees and brokerage revenues as well as the 2% impact of seasonal performance fees in the prior quarter.

Year-to-date Q2 2022 vs Year-to-date Q2 2021

Net income attributable to equity holders was $819 million, up $29 million or 4%. Higher mutual fund fees, brokerage revenues, and net interest income were partially offset by higher volume-related expenses and the 7% impact of elevated seasonal performance fees in the prior year.

Global Banking and Markets

Q2 2022 vs Q2 2021

Net income attributable to equity holders was $488 million, a decrease of $29 million or 6%. This was due to higher non-interest expense and lower non-interest income, partially offset by higher net interest income, lower provision for credit losses and the positive impact of foreign currency translation.

Q2 2022 vs Q1 2022

Net income attributable to equity holders decreased by $73 million or 13%. This was due to lower revenues and the impact of three fewer days in the quarter, partially offset by lower provision for credit losses and lower non-interest expenses.

Year-to-date Q2 2022 vs Year-to-date Q2 2021

Net income attributable to equity holders was $1,049 million, a decrease of $11 million or 1% due to higher non-interest expense and the negative impact of foreign currency translation, partially offset by higher revenues and lower provision for credit losses.

Other

Q2 2022 vs Q2 2021

Net income attributable to equity holders was a net loss of $10 million, compared to net income of $130 million in the prior year. The decrease of $140 million was due mainly to significantly lower investment gains and higher non-interest expenses, partially offset by a higher contribution from asset/liability management activities.

Q2 2022 vs Q1 2022

Net income attributable to equity holders increased $57 million from the prior quarter, due primarily to higher contribution from asset/liability management activities.

Year-to-date Q2 2022 vs Year-to-date Q2 2021

Net income attributable to equity holders was a net loss of $77 million compared to net income of $177 million. The decrease of $254 million was due mainly to significantly lower investments gains and a lower contribution from asset/liability management activities This was partially offset by lower non-interest expenses mainly related to the Bank’s increased investment in the SCENE loyalty program in the prior year.

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Credit risk

Provision for credit losses

Q2 2022 vs Q2 2021

The provision for credit losses was $219 million, compared to $496 million, a decrease of $277 million or 56%. The provision for credit losses ratio decreased 20 basis points to 13 basis points.

Provision for credit losses on performing loans was a net reversal of $187 million, compared to a net reversal of $696 million. The provision reversals this period were driven primarily by improved retail portfolio credit quality, partially offset by portfolio growth. Higher provision reversals last year were due mainly to credit migration to impaired, primarily in International Banking.

Provision for credit losses on impaired loans was $406 million, compared to $1,192 million, a decrease of $786 million or 66%, due primarily to lower formations across all portfolios. The provision for credit losses ratio on impaired loans decreased 56 basis points to 24 basis points.

Q2 2022 vs Q1 2022

The provision for credit losses was $219 million, compared to $222 million, a decrease of $3 million or 1%. The provision for credit losses ratio was stable at 13 basis points.

Provision for credit losses on performing loans was a net reversal of $187 million, compared to a net reversal of $183 million. The net reversal this quarter includes approximately $210 million due to the release of allowances built in fiscal year 2020 no longer required, primarily in the retail portfolio, reflecting improvement in credit quality, and reversals in energy portfolios as a result of increased commodity prices. These were partially offset by portfolio growth and less favourable macroeconomic forecast.

Provision for credit losses on impaired loans was $406 million compared to $405 million driven by higher commercial formations, mainly in International Banking, mostly offset by lower retail formations in both Canadian Banking and International Banking. The provision for credit losses ratio on impaired loans was 24 basis points, remaining unchanged from the prior quarter.

Year-to-date Q2 2022 vs Year-to-date Q2 2021

The provision for credit losses was $441 million, compared to $1,260 million, a decrease of $819 million or 65%. The provision for credit losses ratio decreased 28 basis points to 13 basis points.

Provision for credit losses on performing loans was a net reversal of $370 million, compared to a net reversal of $694 million. The provision reversals were primarily in the retail portfolio driven by improved credit quality and also in the energy portfolio due to increased commodity prices, partially offset by portfolio growth. The provision reversals included approximately $420 million (April 30, 2021 - $200 million) of allowance releases from those built in fiscal year 2020 no longer required.

Provision for credit losses on impaired loans was $811 million compared to $1,954 million, a decrease of $1,143 million or 58% due primarily to lower formations across all portfolios. The provision for credit losses ratio on impaired loans decreased 40 basis points to 24 basis points.

Allowance for credit losses

The total allowance for credit losses as at April 30, 2022, was $5,375 million. The allowance for credit losses on loans was $5,294 million, down $198 million from the prior quarter. The decrease was due primarily to releases of performing loan provisions driven by improved portfolio credit quality and impact of increased commodity prices.

The allowance on performing loans was lower at $3,690 million compared to $3,869 million as at January 31, 2022. The decrease was primarily related to the Canadian Banking retail portfolio and Global Banking and Markets driven by releases due to improved portfolio credit quality, and reversals of allowances in the energy portfolio as a result of increased commodity prices.

The allowance on impaired loans decreased to $1,604 million from $1,623 million last quarter. The decrease was primarily related to the International Banking retail portfolio driven by lower formations across markets this quarter.

Impaired loans

Gross impaired loans decreased to $4,264 million as at April 30, 2022, compared to $4,435 million last quarter. The decrease was due primarily to lower net formations. The gross impaired loan ratio was 60 basis points as at April 30, 2022, a decrease of four basis points from last quarter.

Net impaired loans in Canadian Banking were $421 million as at April 30, 2022, a decrease of $66 million from last quarter, due to lower gross impaired loans driven by lower retail net formations and commercial write-offs. International Banking’s net impaired loans were $2,068 million as at April 30, 2022, a decrease of $29 million from last quarter, as lower retail gross impaired loans were partially offset by higher commercial gross impaired loans. In Global Wealth Management, net impaired loans were $23 million as at April 30, 2022, unchanged from last quarter. In Global Banking and Markets, net impaired loans were $148 million as at April 30, 2022, a decrease of $57 million from last quarter, due primarily to repayment on one account and low formations. Net impaired loans as a percentage of loans and acceptances were 0.37% as at April 30, 2022, a decrease of four basis points from 0.41% last quarter.

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Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio(1) was 11.6% as at April 30, 2022, a decrease of approximately 40 basis points from the prior quarter, due primarily to common share buybacks under the Bank’s Normal Course Issuer Bid, the Bank’s increased ownership in Scotiabank Chile and changes in the valuation of investment securities, partially offset by the impacts from remeasurement of the Bank’s pension plan obligations and other items. Internal capital generation was offset by organic growth in risk-weighted assets across all business lines.

The Bank’s Tier 1 capital ratio(1) was 12.8% as at April 30, 2022, a decrease of approximately 60 basis points from the prior quarter, due primarily to the above noted impacts to the CET1 ratio.

The Bank’s Total capital ratio(1) was 15.0% as at April 30, 2022, a decrease of approximately 10 basis points from the prior quarter, due primarily to the redemption of $1.25 billion of NVCC subordinated debentures, and the above noted impacts to the CET1 ratio, partially offset by issuances during the quarter of $1.75 billion and USD $1.25 billion of NVCC subordinated debentures.

The Leverage ratio(2) was 4.2% as at April 30, 2022, a decrease of approximately 20 basis points from the prior quarter, due primarily to lower Tier 1 capital combined with strong growth in the Bank’s on and off-balance sheet assets.

The TLAC ratio(3) was 30.1% as at April 30, 2022, an increase of approximately 180 basis points from the prior quarter, due primarily to net TLAC instrument issuances during the quarter and the above noted impacts to the Total capital ratio.

The TLAC Leverage ratio(3) was 9.8%, an increase of approximately 40 basis points, due primarily to net TLAC issuances during the quarter.

As at April 30, 2022, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

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Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these measures are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that non-GAAP measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. The financial results have been adjusted for the following:

Amortization of acquisition-related intangible assets:

These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

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Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the year ended
($ millions)	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Reported Results
Net interest income	$4,473	$4,344	$4,176	$8,817	$8,527
Non-interest income	3,469	3,705	3,560	7,174	7,281

Total Revenue	7,942	8,049	7,736	15,991	15,808
Provision for credit losses	219	222	496	441	1,260
Non-interest expenses	4,159	4,223	4,042	8,382	8,250

Income before taxes	3,564	3,604	3,198	7,168	6,298
Income tax expense	817	864	742	1,681	1,444

Net income	$2,747	$2,740	$2,456	$5,487	$4,854
Net income attributable to non-controlling interests in subsidiaries (NCI)	78	88	90	166	180

Net income attributable to equity holders	$2,669	$2,652	$2,366	$5,321	$4,674
Preferred shareholders and other equity instrument holders	74	44	77	118	120

Net income attributable to common shareholders	$2,595	$2,608	$2,289	$5,203	$4,554

Diluted earnings per share (in dollars)	$2.16	$2.14	$1.88	$4.30	$3.74

Adjustments
Amortization of acquisition-related intangible assets(1)	$24	$25	$26	$49	$54

Adjustments (Pre-tax)	24	25	26	49	54
Income tax expense/(benefit)	(6)	(7)	(7)	(13)	(15)

Adjustments (After tax)	18	18	19	36	39
Adjustment attributable to NCI	-	-	-	-	-

Adjustments (After tax and NCI)	$18	$18	$19	$36	$39

Adjusted Results
Net interest income	$4,473	$4,344	$4,176	$8,817	$8,527
Non-interest income	3,469	3,705	3,560	7,174	7,281

Total revenue	7,942	8,049	7,736	15,991	15,808
Provision for credit losses	219	222	496	441	1,260
Non-interest expenses	4,135	4,198	4,016	8,333	8,196

Income before taxes	3,588	3,629	3,224	7,217	6,352
Income tax expense	823	871	749	1,694	1,459

Net income	$2,765	$2,758	$2,475	$5,523	$4,893
Net income attributable to NCI	78	88	90	166	180

Net income attributable to equity holders	$2,687	$2,670	$2,385	$5,357	$4,713
Preferred shareholders and other equity instrument holders	74	44	77	118	120

Net income attributable to common shareholders	$2,613	$2,626	$2,308	$5,239	$4,593

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	2,613	2,626	2,308	5,239	4,593
Dilutive impact of share-based payment options and others	-	24	13	67	119

Adjusted net income attributable to common shareholders (diluted)	$2,613	$2,650	$2,321	$5,306	$4,712
Weighted average number of basic common shares outstanding (millions)	1,199	1,211	1,213	1,205	1,213
Dilutive impact of share-based payment options and others (millions)	2	19	10	20	35

Adjusted weighted average number of diluted common shares outstanding (millions)	1,201	1,230	1,223	1,225	1,248

Adjusted diluted earnings per share (in dollars)(2)	$2.18	$2.15	$1.90	$4.33	$3.78

Impact of adjustments on diluted earnings per share (in dollars)	$0.02	$0.01	$0.02	$0.03	$0.04

(1)	Recorded in non-interest expenses.

(2)	Earnings per share calculations are based on full dollar and share amounts.

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Reconciliation of reported and adjusted results by business line(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total

	For the three months ended April 30, 2022
Reported net income (loss)	$1,179	$681	$409	$488	$(10)	$2,747
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	76	2	-	-	78

Reported net income attributable to equity holders	$1,179	$605	$407	$488	$(10)	$2,669

Adjustments:
Amortization of acquisition-related intangible assets(2)	4	8	6	-	-	18

Adjusted net income (loss)	$1,183	$689	$415	$488	$(10)	$2,765

Adjusted net income attributable to equity holders	$1,183	$613	$413	$488	$(10)	$2,687

	For the three months ended January 31, 2022
Reported net income (loss)	$1,201	$630	$415	$561	$(67)	$2,740
Net income attributable to NCI	-	85	3	-	-	88

Reported net income attributable to equity holders	$1,201	$545	$412	$561	$(67)	$2,652

Adjustments:
Amortization of acquisition-related intangible assets(2)	4	7	7	-	-	18

Adjusted net income (loss)	$1,205	$637	$422	$561	$(67)	$2,758

Adjusted net income attributable to equity holders	$1,205	$552	$419	$561	$(67)	$2,670

	For the three months ended April 30, 2021
Reported net income (loss)	$927	$507	$374	$517	$131	$2,456
Net income attributable to NCI	-	87	2	-	1	90

Reported net income attributable to equity holders	$927	$420	$372	$517	$130	$2,366

Adjustments:
Amortization of acquisition-related intangible assets(2)	4	9	6	-	-	19

Adjusted net income (loss)	$931	$516	$380	$517	$131	$2,475

Adjusted net income attributable to equity holders	$931	$429	$378	$517	$130	$2,385

	For the six months ended April 30, 2022
Reported net income (loss)	$2,380	$1,311	$824	$1,049	$(77)	$5,487
Net income attributable to NCI	-	161	5	-	-	166

Reported net income attributable to equity holders	$2,380	$1,150	$819	$1,049	$(77)	$5,321

Adjustments:
Amortization of acquisition-related intangible assets(2)	8	15	13	-	-	36

Adjusted net income (loss)	$2,388	$1,326	$837	$1,049	$(77)	$5,523

Adjusted net income attributable to equity holders	$2,388	$1,165	$832	$1,049	$(77)	$5,357

	For the six months ended April 30, 2021
Reported net income (loss)	$1,838	$984	$795	$1,060	$177	$4,854
Net income attributable to NCI	-	175	5	-	-	180

Reported net income attributable to equity holders	$1,838	$809	$790	$1,060	$177	$4,674

Adjustments:
Amortization of acquisition-related intangible assets(2)	8	18	13	-	-	39

Adjusted net income (loss)	$1,846	$1,002	$808	$1,060	$177	$4,893

Adjusted net income attributable to equity holders	$1,846	$827	$803	$1,060	$177	$4,713

(1)	Refer to Business Segment Review section of the Bank’s Q2, 2022 Quarterly Report to Shareholders.

(2)	Recorded in non-interest expenses.

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Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency.

Reported Results	For the three months ended						For the six months ended
($ millions)	January 31, 2022			April 30, 2021			April 30, 2021
(Taxable equivalent basis)	Reported results	Foreign exchange	Constant dollar	Reported results	Foreign exchange	Constant dollar	Reported results	Foreign exchange	Constant dollar
Net interest income	$1,648	$(40)	$1,688	$1,662	$44	$1,618	$3,450	$178	$3,272
Non-interest income	749	(4)	753	716	24	692	1,489	77	1,412

Total revenue	2,397	(44)	2,441	2,378	68	2,310	4,939	255	4,684
Provision for credit losses	274	(9)	283	396	10	386	921	54	867
Non-interest expenses	1,285	(28)	1,313	1,294	30	1,264	2,696	122	2,574
Income tax expense	208	(2)	210	181	5	176	338	18	320

Net income	$630	$(5)	$635	$507	$23	$484	$984	$61	$923

Net income attributable to non-controlling interest in subsidiaries	$85	$(3)	$88	$87	$6	$81	$175	$15	$160
Net income attributable to equity holders of the Bank	$545	$(2)	$547	$420	$17	$403	$809	$46	$763

Other measures
Average assets ($ billions)	$196	$(3)	$199	$194	$5	$189	$197	$9	$188
Average liabilities ($ billions)	$144	$(3)	$147	$149	$5	$144	$151	$8	$143

Adjusted Results	For the three months ended						For the six months ended
($ millions)	January 31, 2022			April 30, 2021			April 30, 2021
(Taxable equivalent basis)	Adjusted results	Foreign exchange	Constant dollar adjusted	Adjusted results	Foreign exchange	Constant dollar adjusted	Adjusted results	Foreign exchange	Constant dollar adjusted
Net interest income	$1,648	$(40)	$1,688	$1,662	$44	$1,618	$3,450	$178	$3,272
Non-interest income	749	(4)	753	716	24	692	1,489	77	1,412

Total revenue	2,397	(44)	2,441	2,378	68	2,310	4,939	255	4,684
Provision for credit losses	274	(9)	283	396	10	386	921	54	867
Non-interest expenses	1,275	(27)	1,302	1,283	29	1,254	2,672	121	2,551
Income tax expense	211	(3)	214g	183	5	178	344	17	327

Net income	$637	$(5)	$642	$516	$24	$492	$1,002	$63	$939

Net income attributable to non-controlling interest in subsidiaries	$85	$(2)	$87	$87	$6	$81	$175	$15	$160
Net income attributable to equity holders of the Bank	$552	$(3)	$555	$429	$18	$411	$827	$48	$779

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.

Adjusted return on equity represents adjusted net income attributable to common shareholders (annualized) as a percentage of adjusted average common shareholders’ equity.

Scotiabank Second Quarter Press Release 2022   9

Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2021 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2021 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on May 25, 2022, at 7:15 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 7409796# (please call shortly before 7:15 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 25, 2022, to July 1, 2022, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1127377#. The archived audio webcast will be available on the Bank’s website for three months.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

    Scotiabank

    Scotia Plaza, 44 King Street West

    Toronto, Ontario, Canada M5H 1H1

    Telephone: (416) 775-0798

    E-mail: investor.relations@scotiabank.com

Global Communications:

    Scotiabank

    44 King Street West, Toronto, Ontario

    Canada M5H 1H1

    E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

    Computershare Trust Company of Canada

    100 University Avenue, 8th Floor

    Toronto, Ontario, Canada M5J 2Y1

    Telephone: 1-877-982-8767

    E-mail: service@computershare.com

    Co-Transfer Agent (U.S.A.)

    Computershare Trust Company, N.A.

    Overnight Mail Delivery:

    Computershare

    C/O: Shareholder Services

    462 South 4th Street, Suite 1600

    Louisville, KY 40202

    First Class, Registered or Certified Mail Delivery:

    Computershare

    C/O: Shareholder Services

    P.O. Box 505000

    Louisville, KY 40233-5000

    Tel: 1-800-962-4284

    E-mail: service@computershare.com

Scotiabank Second Quarter Press Release 2022   11

    For other shareholder enquiries, please contact the Corporate Secretary’s Department:

    Scotiabank

    Scotia Plaza, 44 King Street West

    Toronto, Ontario, Canada M5H 1H1

    Telephone: (416) 866-3672

    E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

    John McCartney

    Scotiabank Investor Relations

    (416) 863-7579

    Sophia Saeed

    Scotiabank Investor Relations

    (416) 933-8869

12   Scotiabank Second Quarter Press Release 2022